November 5, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Staff of the Securities and Exchange Commission

Re:	Lumber Liquidators, Inc.

Filed on Form S-1

Registration No. 333-142309

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, we wish to advise that between October 26, 2007 and the date hereof, 12,934 copies of the Preliminary Prospectus dated October 26, 2007 were distributed as follows: 10,056 to 5 prospective underwriters; 2,714 to 2,714 institutional investors; 135 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 19 to 17 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3 P.M. on November 8, 2007 or as soon thereafter as practicable.

Very truly yours, GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED, As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Very truly yours, GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED, As Representatives of the Prospective Underwriters

By:	/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
(Merrill Lynch, Pierce, Fenner & Smith Incorporated)